BEEKMAN SECURITIES, INC.
Schedule III
Information Relating to Processing or Control
Requirements under Rule 15c3-3
As of December 2023

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240. 15c3-3. The Company is a Non-Covered firm that relies on Footnote 74 of the SEC Release No. 34-70073. The Company did not, nor will handle customer cash or securities during the year ended December 31, 2023. The Company does not have nor ever had any customer accounts.